May 24, 2006

Michael McTiernan

Jennifer Gowetski

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Public Storage, Inc.
Registration Statement on Form S-4
Filed April 20, 2006
File No. 333-133438

Public Storage, Inc.
Annual Report on Form 10-K
Filed February 16, 2006
File No. 1-08389

Dear Mr. McTiernan and Ms. Gowetski:

Set forth below are responses of Public Storage, Inc. (“Public Storage”) to the comments of the Staff of the Division of Corporation Finance that were set forth in your letter dated May 17, 2006 regarding Public Storage’s Registration Statement on Form S-4 (the “Registration Statement”) (which includes the proxy statement/prospectus of Public Storage and the proxy statement of Shurgard Storage Centers, Inc. (“Shurgard”) in connection with their proposed merger) and Public Storage’s Annual Report on Form 10-K (the “Form 10-K”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to the

Michael McTiernan

Jennifer Gowetski

May 24, 2006

Registration Statement (the “Amended Registration Statement”), and we have enclosed six courtesy copies of such Amendment No. 1 marked to show changes from the Registration Statement as filed on April 20, 2006 and a copy of this letter.

The information provided in response to the Staff’s comments has been supplied by Public Storage and, as applicable, Shurgard. In response to a number of the comments, Public Storage and Shurgard, as applicable, have agreed to change or supplement the disclosures in the Amended Registration Statement. They are doing so in order to cooperate with the Staff and address the Staff’s views in a constructive manner and not because they believe that the original filings were deficient or inaccurate in any respect. Accordingly, any revisions to or amendments of the filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

The Staff’s comments, indicated in bold, are followed by responses on behalf of Public Storage.

Registration Statement on Form S-4

General

1.	Please confirm that you will file with the Commission all materials used to aid in the solicitation of proxies. Please provide us with copies of these materials and indicate the date they were first used. Please provide us with a form of the proxy card.

Public Storage hereby confirms that we will file with the Commission all materials used to aid in the solicitation of proxies and will provide the Commission with copies of these materials indicating the date of their first use. We have filed a form of the proxy cards for Public Storage and Shurgard Storage Centers, Inc. (“Shurgard”) with the Amended Registration Statement as exhibits 99.1, 99.2 and 99.6.

2.	Please provide us with copies of the “board books” or similar documentation provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors. Please revise to include all the information required by Item 1015 of Regulation M-A with respect to written presentations and analyses prepared by financial advisors. Refer to Item 4(b) of Form S-4.

The joint presentation materials prepared by Citigroup and Banc of America Securities for the Shurgard board of directors at its March 6, 2006 meeting and summarized under the caption “Opinions of Shurgard’s Financial Advisors” are being provided to the Staff under separate cover by counsel for Citigroup and Banc of America Securities on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. In accordance with such Rules, counsel for Citigroup and Banc of America Securities has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Citigroup and Banc of America Securities also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Michael McTiernan

Jennifer Gowetski

May 24, 2006

The presentation materials prepared by Goldman, Sachs & Co. for the Public Storage board of directors, dated March 6, 2006, and summarized under the caption “Opinion of Public Storage’s Financial Advisor” are being provided to the Staff under separate cover by counsel for Goldman, Sachs & Co on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. In accordance with such Rules, counsel for Goldman, Sachs & Co has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Goldman, Sachs & Co also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Public Storage and Shurgard believe the current disclosure appearing in the joint proxy statement/prospectus includes the information required by Item 1015 of Regulation M-A with respect to such materials.

3.	We note that you filed two copies of the transcript of the March 7, 2006 conference call discussing the proposed transaction. Please explain to us the differences, if any, in these transcripts and tell us why two copies were filed with the Commission.

The initial transcript of the March 7, 2006 conference call inadvertently omitted to include the legends required by Rule 14a-12 and Rule 165. On discovery of the omission, Public Storage immediately re-filed the transcript to include the omitted legend. There are no other differences between the transcripts.

4.	Please disclose in the summary and “The Merger” section of the prospectus whether the executive officers of Public Storage will change as a result of the merger and whether any Shurgard executive officers will remain employed by the combined company.

In response to the Staff’s comments, we have revised the disclosure in the summary on page 17 and “The Merger” section on page 93 to reflect the fact that Public Storage currently anticipates that all of the current executive officers of Public Storage will remain executive officers of Public Storage following the merger. Public Storage is presently in the process of planning the post-closing integration of Public Storage and Shurgard; however, Public Storage has not finalized any arrangements with the current executive officers with respect to their employment by the combined company.

5.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

The Amended Registration Statement contains updated financial statements in accordance with Rule 3-12 of Regulation S-X.

Cover

6.	Please revise the cover page and page 2 to disclose that the value of the consideration to be received by the Shurgard shareholders is dependent on the market price of Public Storage at the time of the merger as the exchange ratio is fixed.

In response to the Staff’s comments, we have revised the cover page and page 2.

Michael McTiernan

Jennifer Gowetski

May 24, 2006

7.	Please state on the cover and page 1 the votes required to approve the transaction.

In response to the Staff’s comments, we have revised the cover page and page 2.

8.	Please disclose the number of common shares you are offering pursuant to this prospectus. Refer to Item 501(b)(2) of Regulation S-K.

The exact number of shares of Public Storage to be issued in connection with the merger is dependent on the number of shares of Shurgard outstanding as of the effective time of the merger. As that number will not be known until the effective time, we are not able to disclose the number of common shares that are being offered pursuant to the prospectus.

Questions and Answers about the Shareholders’ Meetings and the Merger, page 1

Why are Public Storage and Shurgard proposing the merger? — page 1

9.	We note your statements that both Public Storage and Shurgard believe that the merger will provide strategic and financial benefits and that Shurgard is proposing the merger to offer Shurgard shareholders the opportunity to participate in the growth and opportunities of the combined company. Please expand your disclosure to briefly describe the “strategic and financial benefits” and the “growth and opportunities of the combined company.”

In response to the Staff’s comments, we have revised the disclosure on pages 1 and 2.

What are the material U.S. federal income tax consequences of the merger to shareholders? — page 3

10.	We note that you expect that the receipt of the merger consideration by Shurgard common shareholders in exchange for their Shurgard common stock in the merger will be a taxable transaction for federal income tax purposes. Please expand your disclosure to clarify that Shurgard shareholders will receive only stock consideration and will not receive any cash consideration with which to pay any tax.

In response to the Staff’s comments, we have revised the disclosure on pages 3-4, 21, 28 and 96.

Summary, page 8

11.	Please include in the summary a description of the material transaction fees that have been and will be incurred in connection with this transaction. Please clarify which fees are contingent on approval and consummation of the merger.

In response to the Staff’s comments, we have revised the disclosure on page 11.

Michael McTiernan

Jennifer Gowetski

May 24, 2006

Reasons for the Merger and Recommendations to Shareholders, page 8

12.	Throughout the Q&A, summary section and risk factors you rely substantially on cross references. For example, in this sub-section, notwithstanding the header, you do not disclose the reasons for the merger, but instead rely on a cross-reference. Please limit your reliance on cross-references and instead summarize the relevant information.

In response to the Staff’s comments, we have revised the disclosure on pages 8-13 and 16.

13.	Please balance your disclosure of the reasons for the merger with a description of the risks considered by the respective boards in recommending the merger.

In response to the Staff’s comments, we have revised the disclosure on pages 10-13.

Interests of Shurgard Directors and Executive Officers in Merger, page 11

14.	We note that certain executive officers and directors of Shurgard have certain interests in the merger that may be different from, or in addition to, the interests of Shurgard’s shareholders generally and that these interests include rights of Shurgard’s executive officers under business combination agreements with Shurgard, rights under Shurgard’s equity compensation plans and rights to continued indemnification and insurance coverage by Public Storage after the merger. Please expand your disclosure to identify these certain executive officers and directors of Shurgard and briefly describe and quantify the rights of these individuals under the business combination agreements and equity compensation plans. In addition, if there are other interests other than those mentioned, please disclose them.

In response to the Staff’s comments, we have revised the disclosure on pages 16 and 89-91.

Conditions to Completion of the Merger, page 14

15.	We note that the completion of the merger depends on the satisfaction or waiver of a number of conditions. Please clarify on pages 14, 118 and 119 which conditions to the merger are permitted by law to be waived.

In response to the Staff’s comments, we have revised the disclosure on pages 20 and 134.

Risk Factors, page 23

16.	We note your statement in the introductory paragraph that, in addition to the other information contained in or incorporated by reference into this joint proxy

Michael McTiernan

Jennifer Gowetski

May 24, 2006

statement/prospectus, you should carefully consider the following risk factors. Please revise your disclosure to clarify that the material risks of this offering are identified in the risk factors included in the prospectus or incorporated by reference.

In response to the Staff’s comments, we have revised the disclosure on page 28.

17.	Please revise your risk factor headings to clearly identify the risk.

In response to the Staff’s comments, we have revised the disclosure on pages 28-33.

18.	Please avoid using phrases such as “material adverse effect,” “adverse effect,” or “adversely affect” when describing the risks’ effects. Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operation would be affected.

Public Storage and Shurgard have endeavored to be specific with respect to the risks disclosed, including by quantifying these risks where that is possible. However, the terms “material adverse effect,” “adverse effect” and “adversely affect” are used, as they are customarily in corporate disclosure documents, to describe risks which are either by their nature very difficult to quantify or inherently unquantifiable or which have not yet been quantified by Public Storage or Shurgard.

19.	Please expand your disclosure to include a risk factor that discusses the dilution, if any, caused by the issuance of the new shares in the merger.

In response to the Staff’s comments, we have revised the disclosure on page 33.

20.	We note that a portion of the fees to be paid to the financial advisors are contingent on the completion of the merger. Please include a risk factor that addresses this conflict of interest.

In response to the Staff’s comments, and in particular comments 11 and 45, the disclosure in the joint proxy statement/prospectus regarding the fee arrangements with the respective parties’ financial advisors has been expanded to disclose the amount of the fees that are contingent on the completion of the merger. Public Storage and Shurgard respectfully disagree with the suggestion in the second sentence of this comment that these fee arrangements constitute a conflict of interest or a risk factor that needs to be highlighted for the parties’ shareholders. Public Storage and Shurgard believe that the financial advisors’ fees are customary and standard for services rendered in connection with transactions similar to the merger, both as to amount and timing of payment. These fee arrangements were negotiated at arms length and were disclosed to the respective boards of Public Storage and Shurgard as reflected in the financial advisors’ opinion letters, each of which indicates that all or a significant portion of the financial advisor’s fee is contingent upon completion of the merger. In addition, although a significant portion of the fees payable to each of Shurgard’s financial advisors is contingent upon completion of the merger, significant portions of the fees payable to each such financial advisor were payable upon its engagement, in connection with the acquisition previously proposed by Public Storage in July 2005 and in connection with the delivery of its opinion, in each case regardless of whether the merger occurs and, in the case of such opinion, regardless of the conclusion reached. The fee arrangements have been fully disclosed in the joint proxy statement/prospectus, and Public Storage and Shurgard believe that the current level of disclosure conforms to disclosures typically included in proxy statements in similar transactions and provides full and adequate disclosure with respect to each financial advisor’s fee arrangements. Public Storage and Shurgard believe that adding a risk factor stating that a conflict of interest exists simply because a portion of each financial advisors’ fees is contingent on completion of the merger would be misleading.

The market price of the Public Storage shares after the merger. . . , page 24

21.	Please expand your disclosure to describe the attendant risk.

In response to the Staff’s comments, we have revised the disclosure on page 29.

Michael McTiernan

Jennifer Gowetski

May 24, 2006

The merger is subject to certain closing conditions. . . , page 24

22.	We note Public Storage and Shurgard will be obligated to pay certain investment banking, financing and legal and accounting fees and related expenses in connection with the merger, whether or not the merger is completed. Please expand your disclosure to quantify these fees and expenses.

In response to the Staff’s comments, we have revised the disclosure on page 30.

The unaudited pro forma financial data included in this joint proxy statement. . . , page 25

23.	Please expand your disclosure to briefly describe the mechanism for any adjustment, if any, to the purchase price provided in the merger.

The purchase price is not subject to adjustment, accordingly, we have not added any additional disclosure.

Some of Shurgard’s facilities will be subject to property tax reappraisal, page 26

24.	We note that some of Shurgard’s facilities will be subject to property tax reappraisal. If possible, please quantify the percentage of Shurgard’s properties that these facilities represent and the estimated costs associated with such reappraisal.

In response to the Staff’s comments, we have revised the disclosure on page 31.

The Hughes family could significantly influence Public Storage. . . , page 26

25.	We note that the Hughes family is expected to own approximately 27% of Public Storage’s outstanding shares of common stock immediately following the merger and will be permitted to acquire additional Public Storage common stock to maintain its pre-merger ownership percentage. Please expand your disclosure to quantify its pre-merger ownership percentage.

In response to the Staff’s comments, we have revised the disclosure on page 32.

The European operations of Shurgard have not been profitable. . . , page 27

26.	We note that Shurgard has more non-stabilized properties and more construction activity than Public Storage. Please expand your disclosure on pages 27 and 53 to describe what you mean by “non-stabilized properties.”

In response to the Staff’s comments, we have revised the disclosure on pages 33 and 65.

Michael McTiernan

Jennifer Gowetski

May 24, 2006

Special Note Regarding Forward-Looking Statements, page 28

27.	We note your statement on page 28 that the reader should understand that the risks, uncertainties, factors and assumptions listed and discussed in this joint proxy statement/prospectus, including those set forth under the heading “Risk Factors”; the risks discussed in Shurgard’s Annual Report and Form 10-K for the fiscal year ended December 31, 2005, in Item 7A “Qualitative and Quantitative Disclosures about Market Risk”; the risks discussed in Public Storage’s Annual Report and Form 10-K for the fiscal year ended December 31, 2005, in Item 7A “Qualitative and Quantitative Disclosures about Market Risk”; and the following important factors and assumptions, could affect the future results Public Storage following the merger. Please advise us why you refer to Shurgard’s Annual Report on Form 10-K when it is not incorporated by reference.

In response to the Staff’s comments, we have deleted the references to the risks in Shurgard’s Annual Report on Form 10-K. We have revised the disclosure on pages 33-39 to include additional risk factors from Shurgard.

The Shurgard Special Meeting, page 29

Voting of Proxies, page 30

28.	Please provide us with screen shots for each of the screens a stockholder could view during the online voting process. Alternatively, please provide a password so that we can view the voting website. Please provide similar information with respect to Public Storage, if applicable.

The customized online voting website for Public Storage and Shurgard have not yet been completed. For the Staff’s review, we have provided screen shots of a voting website, prepared for another company, that is essentially in the same form as the websites that will be used by Public Storage and Shurgard.

Revocability of Proxies, page 31

29.	Please revise the disclosure on pages 31 and 33 to clarify whether stockholders can revoke or change their votes online or by telephone. If so, briefly describe the procedures for doing so.

In response to the Staff’s comments, we have revised the disclosure on pages 43 and 45.

Michael McTiernan

Jennifer Gowetski

May 24, 2006

The Public Storage Annual Meeting, page 32

Voting by Public Storage’s Directors and Executive Officers, page 35

30.	Please briefly describe the voting agreement with the Hughes family.

In response to the Staff’s comments, we have revised the disclosure on page 47.

The Merger, page 37

Background of the Merger and Prior Contacts, page 37

31.	We note that Messrs. Havner and Barbo met in Seattle on January 27, 2004, together with in-house counsel for both companies and that Mr. Barbo stated that the timing was currently inopportune for Shurgard. We further note that Mr. Havner called Mr. Barbo in June 2005 to suggest another meeting. Please tell us whether there was any contact between representatives of the companies during the interceding year. We note your disclosure in the sixth paragraph on page 37 that Public Storage visited Shurgard’s properties during that time.

In response to the Staff’s comments, we have revised the disclosure on page 49.

32.	We note your disclosure on page 38 that Shurgard engaged Willkie, Farr & Gallagher LLP and Perkins Coie LLP to provide legal advice and that Citigroup Global Markets Inc. and Banc of America Securities LLC were retained as Shurgard’s financial advisors in July 2005. Please expand your disclosure to state when Willkie, Farr & Gallagher LLP and Perkins Coie LLP were hired by Shurgard. In addition, please state when Public Storage hired its legal counsel in connection with the merger transaction.

In response to the Staff’s comments, we have revised the disclosure on page 49.

33.	We note your disclosure on page 41 that, on July 22, 2005, the Shurgard board of directors met with Shurgard’s legal and financial advisors and representatives of Shurgard’s senior management team. We further note your disclosure later in the paragraph that the full Shurgard board then reconvened with certain of its advisors and certain members of management. Please revise here and throughout the prospectus to specifically identify the board members that were present at meetings.

In response to the Staff’s comments, we have revised the disclosure on page 53-64.

34.

We note that on July 22, 2005, after further discussion, the Shurgard board, by the unanimous vote of all the directors, determined to reject Public Storage’s acquisition proposal and decided that further discussions with Public Storage regarding an

Michael McTiernan

Jennifer Gowetski

May 24, 2006

acquisition proposal would not be productive at that time. Please expand your disclosure to describe the factors that the board considered in determining that an acquisition proposal would not be productive.

In response to the Staff’s comments, we have revised the disclosure on page 53.

35.	We note that, on January 17, 2006, Shurgard’s independent directors met separately with Shurgard’s legal counsel to discuss certain technical amendments to business combination agreements and certain proposed amendments to Shurgard’s long-term incentive plans, and that, after a thorough discussion, the board approved these amendments. Please expand your disclosure to briefly describe these amendments and, clarify, if true, that these amendments provide additional compensation to senior management in connection with the proposed merger transaction and quantify any additional compensation.

In response to the Staff’s comments, we have revised the disclosure on page 58.

36.	We note that, on January 30, 2006, the acquisition group of which Messrs. Barbo and Grant were a part submitted a revised non-binding preliminary bid. Please expand your disclosure to describe the revisions to this bid.

In response to the Staff’s comments, we have revised the disclosure on page 59.

37.	It appears from the disclosure on pages 45 and 46 that six non-binding preliminary bids were received by Shurgard, including one bid from Public Storage and one bid from the acquisition group of which Messrs. Barbo and Grant were a part. Please expand to briefly describe the third party bids and how they differed from that of Public Storage.

In response to the Staff’s comments, we have revised the disclosure on page 58.

Public Storage’s Reasons for the Merger and Recommendation of Public Storage’s Board of Directors, page 51

38.	Please revise the second bullet point on page 52 to quantify the expected reduction in expenses in the United States. If the board did not quantify this amount, please include a statement to that effect. Please also clarify when the board expects the company to benefit from the reduced expenses.

In response to the Staff’s comments, we have revised the disclosure on page 64.

Michael McTiernan

Jennifer Gowetski

May 24, 2006

39.	Where possible, please quantify the anticipated negative impact on your company. Please provide similar confirmation or disclosure with respect to the drawbacks and risks considered by Shurgard’s board.

In response to the Staff’s comments, we have revised the disclosure on pages 66 and 76.

Question of Public Storage’s Financial Advisor, page 53

40.	We note the disclosure on page 53 that, in connection with the rendering of the opinion and performing its related financial analyses, Goldman Sachs reviewed certain other communications from Public Storage and Shurgard to their respective shareholders. Please identify these communications.

In response to the Staff’s comments, we have revised the disclosure on page 66.

41.	Please expand your disclosure to quantify the compensation paid by you and your affiliates to Goldman Sachs in the last two years. Refer to Item 1015(b) of Regulation M-A. Please provide similar disclosure with respect to Shurgard’s financial advisors, Citigroup Global Markets Inc. and Banc of America Securities LLC.

In response to the Staff’s comments, we have revised the disclosure on pages 73, 79 and 81.

Shurgard’s Reasons for the Merger and Recommendation of Shurgard’s Board of Directors, page 60

42.	We note that the Shurgard board of directors considered that the all-stock merger consideration will permit Shurgard’s shareholders to retain an equity interest in the combined enterprise. We further note your disclosure on page 47 that indicates that Shurgard’s legal advisors sent Public Storage’s legal advisors two copies of a draft merger agreement, one assuming all stock consideration and one assuming mixed consideration of cash and stock. Please expand your disclosure to clarify whether Shurgard’s board had considered a transaction involving cash and stock and why, if true, it was not determined to be favorable to Shurgard’s shareholders.

In response to the Staff’s comments, we have revised the disclosure on page 60. We note for the Staff that (and as we have disclosed), although Shurgard sought mixed consideration of cash and stock in the transaction, Public Storage advised Shurgard that it was not interested in a transaction involving a mix of cash and stock. Accordingly, Shurgard’s board did not consider it to be a possible transaction structure with Public Storage.

43.	Please quantify the termination fees referenced in the third bullet point on page 61.

In response to the Staff’s comments, we have revised the disclosure on page 74.

44.	Please quantify the fees and expenses that Shurgard would still be obligated to pay to its advisors regardless of whether the merger was consummated.

Michael McTiernan

Jennifer Gowetski

May 24, 2006

In response to the Staff’s comments, we have revised the disclosure on page 75.

Opinions of Shurgard’s Financial Advisors, page 64

45.	We note that portions of Citibank’s and Banc of America Securities’ fees were payable upon their engagement. Please expand your disclosure to quantify the amount of the fees that are payable to each party upon completion of the merger.

In response to the Staff’s comments, we have revised the disclosure on pages 79 and 81.

Shurgard Analyses, page 69

46.	We note that Citigroup and Banc of America Securities reviewed the purchase price multiples paid in certain selected transactions. Please expand your disclosure to clarify whether the selected transactions involved all-stock consideration or a combination of cash and stock. In addition, please provide the purchase price multiples paid in the selected transactions.

In response to the Staff’s comments, we have revised the disclosure on pages 83-84.

Certain Information, page 72

47.	We note that you have included projected FFO for the three years ended December 31, 2008. This presentation should be balanced and should consist of more information than merely estimates of FFO. For example, you should also include estimates of revenue, net income (loss) and earnings (loss) per share, as appropriate. See Item 10 of Regulation S-K. In addition, since you are presenting FFO as a non-GAAP financial measure of operating performance, please reconcile this measure to the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e) of Regulation S-K.

In response to the Staff’s comments, we have revised the disclosure on pages 85-88.

Interests of Shurgard Directors and Executive Officers in the Merger, page 75

48.

We note the disclosure that certain executive officers and directors of Shurgard have certain interests in the merger that may be different from, or in addition to, the interests of the Shurgard shareholders. Please expand your disclosure to identify these executive officers and directors and clarify the percentage of options held by executive officers and quantify the amount of compensation or fees that executive officers and directors will receive as a result of the transaction. In particular, we note a press article that appeared in the Los Angeles Business Journal on March 13, 2006 that indicates that Mr. Grant will “walk away with $130 million once the deal

Michael McTiernan

Jennifer Gowetski

May 24, 2006

is approved.” Please include any payments that executive officers will receive in connection with the business combination agreements.

In response to the Staff’s comments, we have revised the disclosure on pages 90-91. Please note that the press article that appeared in the Los Angeles Business Journal on March 13, 2006 that indicates that Mr. Grant will “walk away with $130 million once the deal is approved” is inaccurate.

49.	Please disclose the definition of “good reason” in the business combination agreements.

In response to the Staff’s comments, we have revised the disclosure on pages 90-91.

Material United States Federal Income Tax Consequences of the Merger, page 79

50.	Please confirm that the Hogan & Hartson tax opinion to be filed as Exhibit 8.1 will address the combined company’s qualification as a REIT.

The Hogan & Hartson tax opinion to be filed as Exhibit 8.1 will address the combined company’s qualification as a REIT.

Dissenters’ Rights of Shurgard Shareholders, page 106

51.	We note the statement on page 106 that the following is a brief summary of the rights of holders of Shurgard common stock under Chapter 23B.13 of the WBCA and that the summary is not exhaustive. Please revise to clarify that the summary contains all the material rights of holders of Shurgard common stock under this chapter of the WBCA.

In response to the Staff’s comments, we have revised the disclosure on page 121.

Unaudited Pro Forma Condensed Consolidated Financial Information

Note 1. Pro Forma Merger Adjustments, page 198

52.	You disclose that direct cost related to the merger, including the costs of issuing the Public Storage common stock, are included in the purchase price of the net assets to be acquired. Please tell us the amount of the costs you will incur to register and issue your common stock included in the $58.0 million and why such costs have not been included as a reduction of the fair value of the securities as required by paragraph 24 of SFAS 141.

Michael McTiernan

Jennifer Gowetski

May 24, 2006

The estimated costs of issuing and registering the common stock are approximately $736,000. The revised pro-forma financial statements have been adjusted to reflect this amount as a reduction in the estimated fair value of the Public Storage common shares to be issued in the merger, in accordance with paragraph 24 of SFAS 141. Please see table on page 242.

53.	We note that you have included $32 million of estimated severance payments and retention bonuses in the direct costs of the merger that are included as part of the purchase price. Please tell us if these costs relate to employees of Public Storage Inc. or Shurgard Storage Centers. Furthermore, please tell us the accounting guidance that you have relied upon to determine the appropriateness of the inclusion of these estimated costs in your purchase price.

The $32 million of estimated severance payments and retention bonuses relate solely to employees of Shurgard. These employees have contractual agreements with Shurgard that provide the employees with defined payouts upon a qualifying termination following a change of control such as consummation of the proposed merger.

Based on our review of the Staff’s guidance on pro-forma rules, paragraph (b)(6) of Article 11-02 and EITF 95-3, we have reevaluated the pro forma adjustment which initially included the entire $32 million as a direct cost of the merger. The pro forma financials included herein have been revised to include only severance costs ($21.1 million) payable to those specific employees who, according to our integration plan (which we believe is unlikely to change), will be terminated on or immediately following the consummation of the merger. Accordingly, severance payments for these employees will become liabilities of Public Storage as a result of the merger and we have therefore concluded that these payments are direct costs of the merger.

With respect to the remaining Shurgard employees subject to severance and retention agreements, our integration plan with respect to these employees, as presently constituted, does not meet the requirements for accrual as outlined by EITF 95- 3, and as a result we have now excluded these costs ($10.9 million) as a direct cost of the merger in our pro-forma balance sheet because such payments are not factually supportable at this time.

As noted in the fourth paragraph to Note 2 (page 242) to the revised Pro Forma Balance Sheet at March 31, 2006, we have included, as a direct cost of the merger, approximately $21.1 million in respect to severance payments that will become liabilities of Public Storage immediately following the merger.

Michael McTiernan

Jennifer Gowetski

May 24, 2006

54.	In response to the Staff’s question, in determining the accounting treatment for these costs, we consulted the guidance of EITF 95-3, which indicates that costs from involuntarily terminating the employees of an acquired company should be recognized as a liability assumed on the consummation date and included in the allocation of acquisition cost, as long as certain requirements, set forth in EITF 95-3 are met. These requirements include the requirement that management has begun to assess and formulate a plan to terminate the employees, and that plan specifically identifies the number of employees and their job classifications and functions. You disclose on page 75 that upon consummation of the merger all of the outstanding stock options granted under Shurgard’s stock plans will become fully vested and will be converted into options to acquire the number of shares of Public Storage common stock multiplied by 0.82. You also disclose on page 16 that you have included the fair value of Shurgard options in the purchase price of the acquisition. However your purchase price disclosed on page 199 appears to include only the intrinsic value. As such, please revise to include the fair value of the new awards as part of the purchase price or further explain why this method is appropriate.

Our assessment is that the intrinsic value of the Shurgard stock options approximates the fair value of such options. We have arrived at this conclusion by using the Black-Scholes option model applying the following fact pattern: (i) all the Shurgard stock options become fully vested at the time of the merger, (ii) substantially all of the options are held by Shurgard employees, who according to the integration plan (see response above to comment 53), will be terminated on or immediately following the consummation of the merger, and (iii) once terminated, these employees will have a short period of time (up to 90 days) to exercise such options.

The Black-Scholes model values the Public Storage options to be awarded to Shurgard employees at approximately $37.55 per share, which is substantially equivalent to the intrinsic value of $37.15 per share. Accordingly, we believe that using the intrinsic value was appropriate.

55.	Please additionally tell us if the fair value of the Shurgard options and restricted stock that will be surrendered is equal to the fair value of the Public Storage stock options and restricted stock that will be issued. If the fair value of the Public Storage options and restricted stock that will be issued is greater than the fair value of the options and restricted stock that will be surrendered, please tell us what consideration you gave to recording the excess as compensation cost.

We have concluded that the fair value of the Shurgard options that will be surrendered is equal to the fair value of the Public Storage stock options that will be issued to replace them. This conclusion was based on the following:

1.	As noted in our response to the Staff’s comment 54, the intrinsic value of the Shurgard stock options at the time of the merger will be substantially equal to their fair value at the time of the merger.

2.	In utilizing the Black-Scholes option valuation model for either the Shurgard or the Public Storage options, as the merger date approaches, the assumptions that would be used in valuing the Shurgard options converge with the assumptions that would be used to value the Public Storage options that would be issued. In fact, on the day before the merger, because of the certainty of completion of the merger and conversion of the Shurgard options to Public Storage options, the Black-Scholes assumptions would be identical. As a result, we believe that the valuation of the options would be identical when comparing the Shurgard options to the Public Storage options that they would be converted into.

Accordingly, we have concluded that no compensation cost should be recorded in accordance with SFAS 123R with respect to the stock options because (i) the fair values of Shurgard options approximate the fair value of the Public Storage options issued and (ii) there is no service requirement for exercise of the options because they immediately vest on the merger date.

There were 21,190 restricted stock units issued to Shurgard employees, of which a substantial portion will vest over a five-year period following the merger, because they have no change of control provision. While there would be compensation expense with respect to these units, such compensation cost would be immaterial to the pro-forma income statements and therefore has not been included.

Michael McTiernan

Jennifer Gowetski

May 24, 2006

Note 2. Pro Forma Purchase Price Adjustments, page 200

56.	You have included the aggregate exercise price of the Public Storage options to be issued upon the consummation of the merger as an addition to cash. In this regard, it appears that you have assumed that all option holders will choose to exercise their options. Please tell us your factual basis for including this assumption in your pro forma adjustment.

Upon further reflection, and notwithstanding our belief that most Shurgard employees who have stock options will be terminated, we have determined that assuming the receipt of proceeds from exercise at the merger date is not factually supportable given the uncertainty involved in determining whether these shares would be “in the money” at the time of the merger and throughout their potential exercise period up to 90 days following termination, and therefore advantageous for the option holders to exercise. Accordingly, we have adjusted the pro forma balance sheet at March 31, 2006 to remove the assumed exercise of stock options.

Note to Pro Forma Condensed Consolidated Statement of Income

Note 2. Pro Forma Merger Adjustments, page 204

57.	On page 33 of your 10-QSB for the quarter ended March 31, 2006, you disclose that you and your consolidated subsidiary issued 24,700,000 depositary shares of cumulative preferred stock in May of 2006 for $617.5 million, in the aggregate, and that you intend to use the proceeds to fund the cash requirements with respect to the merger with Shurgard. Please tell us what consideration you gave to including the proceeds from these issuances and related dividend effects in your adjustments for your sources of funds on page 204.

At the time of filing our Form S-4, we had not entered into firm commitments for the issuance of $505 million of our 7.25% Series I Preferred Stock or the $100 million issuance of our 7.25% Series J Preferred Units and, in accordance with Staff guidance with respect to pro forma adjustments, there was no factual basis with which to make such adjustments at that time.

These transactions are now included in the Pro Forma financial statements, as set forth in Note 1 (page 241) to the March 31, 2006 pro forma balance sheet and as reflected in our pro forma income statements for the three months ended March 31, 2006 and the year ended December 31, 2005.

Michael McTiernan

Jennifer Gowetski

May 24, 2006

58.	We note your adjustment to reduce general and administrative expenses for redundant expenses that you expect to eliminate as a result of the merger, such as personnel cost, audit fees and other costs of being a separate public company. Please tell us what consideration you gave to the requirements in paragraph (b)(6) of Article 11-02 of Regulation S-X when you determined that it was appropriate to include this adjustment in your pro forma income statement. Specifically, please address how this adjustment is factually supportable in light of the fact that the timing and effects of the actions you expect to take to eliminate these costs are uncertain.

We have revised our pro-forma adjustment in accordance with the guidance of Paragraph (b)(6) of Article 11-02 to eliminate only costs that are factually supportable including (i) only the salaries of those personnel that our integration plan indicates will be terminated on or immediately following the consummation of the merger, (ii) duplicative audit fees and SOX compliance costs that will no longer be incurred on a go forward basis, and (iii) other miscellaneous duplicative costs (i.e. board of direct costs, investor services, etc). These are costs that we believe will be eliminated immediately and are not subject to uncertainties or future integration. These costs were derived through analysis of specific costs incurred by Shurgard and their impact to Public Storage post merger.

Please see page 250 for revised pro forma adjustment.

We would advise the Staff that, on the merger date, all of Shurgard’s United States properties will be integrated into Public Storage’s existing accounting, control, and operating systems. Accordingly we do not expect the level of Sarbanes-Oxley testing and independent registered accounting firm auditing to increase measurably with these additional properties on Public Storage’s systems and controls. However, our pro forma adjustment does not eliminate such costs with respect to Shurgard’s European operations because such costs are expected to continue.

59.	We note your adjustment to eliminate the historical impairment and abandoned project expense reflected in Shurgard’s historical financial statements. Pro forma adjustments to eliminate impairment costs associated with asset valuation which arose during the year are generally not appropriate. As such, please revise to exclude this adjustment or further explain why you feel this adjustment is appropriate.

Public Storage agrees with the Staff’s position that the impairment charges with respect to developed and acquired facilities are not an appropriate pro-forma adjustment and we have eliminated the adjustment.

Michael McTiernan

Jennifer Gowetski

May 24, 2006

Index to Consolidated Financial Statements of Shurgard

Report of Independent Registered Accounting Firm, page F-3

60.	We note that the audit report is not signed. Please confirm to us that you obtained a manually signed report from your independent registered public accounting firm, PricewaterhouseCoopers, LLP, in accordance with Rule 302 of Regulation S-T. If a manually signed report was properly obtained, please revise the report to include the signature of the auditor as required by Article 2–02 of Regulation S-X.

In response to the Staff’s comment, we advise you that Shurgard has confirmed to us that it has obtained manually signed reports from its independent registered public accounting firm, PricewaterhouseCoopers, LLP, at the time of the filing, in accordance with Rule 302 of Regulation S-T. The reports included in the Registration Statement have been revised to reflect the signatures.

Goldman Sachs Letter dated March 6, 2006, page D-1

61.	We note the language in the second paragraph that the foregoing opinion letter is provided for the information and assistance of the board of directors of the company in connection with its consideration of the transaction contemplated therein and is not to be used, circulated or quoted or otherwise referred to for any other purpose, nor it is to be filed with, included in whole or in part in any registration statement, proxy statement or any other document, except in accordance with our prior written consent. Please note that any language that disclaims reliance by shareholders is not appropriate. Please advise or revise.

The referenced Goldman Sachs letter was inadvertently included in the filing of Public Storage’s original Form S-4 and has been deleted.

Part II. Information Not Required in Prospectus

Item 21. Exhibits

62.	Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

In response to the Staff’s comments, we have included a list briefly identifying the contents of the omitted schedules or similar supplements on pages A-iv—A-vi. Schedules and exhibits have been

Michael McTiernan

Jennifer Gowetski

May 24, 2006

omitted pursuant to Item 601(b)(2) of Regulation S-K. Public Storage hereby undertakes to furnish the Staff with copies of any of the omitted schedules and exhibits upon request.

63.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

Draft copies of the legal and tax opinions listed as exhibits to the Amended Registration Statement have been enclosed for review by the Staff.

Item 22. Undertakings

64.	Please include the undertakings as required by Item 512(a) of Regulation S-K.

Public Storage will not be using the Form S-4 to register any shares for offering on a continuous or delayed basis, accordingly, we have not included the undertaking required by Item 512(a) of Regulation S-K.

Form 10-K for the year ended December 31, 2005 — Public Storage Inc.

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations

65.	Please expand your disclosure in future filings to include a tabular disclosure of contractual obligations, required by Item 303(a)(5) of Regulation S-K. Refer also to SEC Release 33-8182.

We will expand our disclosure in future releases as requested by the Staff.

Results of Operations

Real Estate Operations, page 34

66.	We note that you use the non-GAAP performance measures net operating income and net operating income before depreciation throughout your discussion of your results of operations. Please expand to include the disclosures required by Item 10(e) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Please also tell us how you currently meet, or in future filings be able to meet, the disclosure requirements in Item 10(e)(1)(i) of Regulation S-K since net operating income on the basis presented is not reconcilable to a GAAP measure. Please show us how you will revise your disclosure in response to this comment.

Michael McTiernan

Jennifer Gowetski

May 24, 2006

We have expanded the disclosure included in our Form 10-Q for the quarter ended March 31, 2006, which was filed on May 20, 2006.

The primary change was to add the following paragraph in the beginning of our Management’s Discussion and Analysis, which can be seen on the first full paragraph of Page 36 of our March 31, 2006 form 10-Q:

“In the ensuing discussions of our operations, we present Net Operating Income (before depreciation) and cost of operations (before depreciation), which exclude the impact of depreciation expense. Although depreciation is an operating expense, we believe that these operating metrics are meaningful measures of operating performance, because we utilize these measures in making decisions with respect to capital allocations, in determining current property values, segment performance, and comparing period to period and market to market property operating results.”

We believe that our disclosures meet the requirements of Item 10 (e) of Regulation S-K. Specifically:

•	We believe that the discussion above addresses the requirements of Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP financial measures, because we have described our reasons as to why we believe that disclosure of the measures is meaningful to investors.

•	We believe that the tabular presentation in our MD&A, which presents revenues, operating expenses (before depreciation expense), and depreciation expense, complies with the disclosure requirements of Item (e) (1) (i) of Regulation S-K by reconciling with the most directly comparable financial measures calculated in accordance with GAAP; (a) rental revenues and cost of operations, which reconciles to our income statement and (b) depreciation expense, which ties to our segment data footnote to our financial statements.

•	We have presented net operating income (after depreciation) for each of our segments in our MD&A, meeting the requirement that the most directly comparable GAAP measure be shown with equal or greater prominence.

Self-Storage Operations — Expansion Facilities, page 44

67.	We note that, as a result of the hurricanes in 2005, all of your facilities in New Orleans suffered damage and three of them still remained closed as of December 31, 2005. Furthermore, you disclose that the five Properties that are operating are not operating at full capacity and that two of the three that remain closed will not be able to reopen at all without substantial restoration and repair work. It appears that several factors exist pertaining to these properties that would indicate potential impairment pursuant to SFAS 144. Please tell us when you tested these assets for recoverability, the amount of impairment recognized in your financial statements and the properties associated with this impairment charge. Please also tell us which of these properties were included in the casualty loss disclosed on page F-10.

Michael McTiernan

Jennifer Gowetski

May 24, 2006

We tested the recoverability of our New Orleans facilities, in our third quarter and year-end processes, in light of identified indicators of impairment such as the damage to the local area and our properties resulting from Hurricane Katrina. Based upon our analysis of the future undiscounted cash flows relative to the book value of each facility, and taking into consideration projected timeframes and probabilities for rebuilding the three facilities and repairing the other New Orleans facilities, we determined that the New Orleans facilities were not impaired in accordance with SFAS 144.

The two facilities that would remain closed had a net book value of approximately $3.7 million at September 30, 2005, and the third facility that remained closed had a book value of approximately $3.0 million at September 30, 2005.

The casualty losses noted on page F-10 included all of the New Orleans facilities; however, the majority of the casualty loss was related to the three facilities that were heavily damaged.

Reports of Independent Registered Public Accounting Firm, pages 95 and F-1

68.	We note that the audit report and the report on management’s assessment of the effectiveness of internal control over financial reporting are not signed. Please confirm to us that you obtained manually signed reports from your independent registered public accounting firm, Ernst & Young, LLP, at the time of this filing, in accordance with Rule 302 of Regulation S-T.

In response to the Staff’s comment, we advise you that Public Storage has confirmed to us that it has obtained manually signed reports from its independent registered public accounting firm, Ernst & Young, LLP, at the time of the filing, in accordance with Rule 302 of Regulation S-T.

Michael McTiernan

Jennifer Gowetski

May 24, 2006

* * * * * *

Should you require further clarification of any of the issues raised in this letter or the Amended Registration Statement, please contact the undersigned at (212) 403-1333 or David Shapiro at (212) 403-1314.

Sincerely yours,

/s/ Trevor S. Norwitz
Trevor S. Norwitz Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Tel: (212) 403-1333 Fax: (212) 403-2333